As Filed with the Securities and Exchange Commission on August 12, 2005

Registration No. 333-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM S-3

Registration Statement

Under

The Securities Act of 1933

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AIRSPAN NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Washington	75-2743995
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Yamato Road
Suite 105
Boca Raton, FL 33431
(561) 893-8670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Stonestrom
Chief Executive Officer
777 Yamato Road
Suite 105
Boca Raton, FL 33431
(561) 893-8670

(Name, address, including zip code, and telephone number, including area code, of agents for service)

___________________

Copy to:
David E. Wells, Esq.
Hunton & Williams LLP
1111 Brickell Avenue, Suite 2500
Miami, FL 33131
(305) 810-2500

___________________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. □

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. □

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  □
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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)(3)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee (2)
Common Stock, par value $.0003 per share	7,300,000	100%	$38,580,500	$4540.93

(1)
Consists of (a) 7,300,000 shares issuable upon conversion of Series A convertible preferred stock, par value $.0001 per share, and (b) such indeterminate number of shares pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), as may be issued in respect of stock splits, stock dividends, recapitilizations and similar transactions.

(2)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act, and based upon the average of the high and low prices of the registrant's common stock on the Nasdaq National Market on August 10, 2005.

(3)	The aggregate amount of common stock registered hereunder is limited, with respect to at the market offerings, to that which is permissible under Rule 415(a)(4) under the Securities Act.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 12, 2005

Prospectus

AIRSPAN NETWORKS, INC.

COMMON STOCK, PAR VALUE $.0003 PER SHARE
7,300,000 SHARES

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This prospectus is being used in connection with the offering from time to time by Oak Investment Partners XI, Limited Partnership (the “Selling Shareholder”) of up to 7,300,000 shares of common stock, par value $.0003 per share (the “Shares”) of Airspan Networks, Inc., a Washington corporation (the “Company”). The Shares offered include shares that are issuable from time to time upon conversion of shares of our Series A preferred stock, par value $.0001 per share (the “Preferred Stock”), issued to the Selling Shareholder in a private placement transaction on September 13, 2004.

The Selling Shareholder may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. You should read the prospectus carefully before you invest.

We will not be entitled to any of the proceeds from the sale of the Shares.

Our common stock is traded on the Nasdaq National Market (“Nasdaq”) under the symbol “AIRN”. As of August 10, 2005, the market price of the common stock was $5.29 per share. You are urged to obtain current market quotations for the common stock.

Investing in the Shares involves risks. See “Risk Factors” beginning on page 5.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2005

TABLE OF CONTENTS

INCORPORATION OF DOCUMENTS BY REFERENCE	2
ABOUT THIS PROSPECTUS	2
AIRSPAN NETWORKS, INC.	3
SELLING SHAREHOLDER	5
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	6
RISK FACTORS	6
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	15
WHERE YOU CAN FIND MORE INFORMATION	16
LEGAL MATTERS	17
EXPERTS	17
INFORMATION NOT REQUIRED IN PROSPECTUS	18
SIGNATURES	21
INDEX TO EXHIBITS	23

INCORPORATION OF DOCUMENTS BY REFERENCE

You should rely only on the information contained in this prospectus, including information incorporated by reference as described below. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation. References made to this prospectus shall include any prospectus supplement subsequently filed.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the Shares may be resold by the Selling Shareholder from time to time, in one or more offerings. This prospectus provides you with a general description of the Shares.

Please carefully read both this prospectus, together with additional information referred to in “Where You Can Find More Information,” before investing in the Shares.

The Shares are not being offered in any state where the offer is not permitted.

AIRSPAN NETWORKS, INC.

We are a global supplier of Broadband Wireless Access (“BWA”) equipment that allows communications service providers (often referred to as “local exchange carriers,” or simply telephone companies), internet service providers (often referred to as “ISPs”) and other telecommunications users, such as utilities and enterprises, to cost effectively deliver high-speed data and voice services using radio frequencies rather than wires. We call this transmission method “Broadband Wireless”. The primary market for our systems has historically been a subset of the fixed and broadband wireless access systems market, which is the fixed point-to-multipoint market in radio frequencies below 6.0GHz. On March 10, 2005, we announced the introduction of products that also provide BWA to nomadic and portable applications.

Each of our wireless access systems utilizes digital wireless techniques, which provide wide area coverage, security and resistance to fading. Our systems can be deployed rapidly and cost effectively, providing an attractive alternative or complement to traditional copper wire, cable, or fiber-optic communications access networks. Our products also include software tools that optimize geographic coverage of our systems and provide ongoing network management. To facilitate the deployment and operation of our systems, we also offer network installation, training and support services. A more complete description of our various wireless access systems is provided below. Our BWA systems (the “Airspan BWA Solutions”) have been installed by more than 300 network operators in more than 90 countries and are being tested by numerous other service providers.

Our initial products were developed and sold originally to provide wireless voice connections between network operators and their end customers. Product enhancements introduced in 1998 enabled us to offer both voice and data connectivity over a single wireless link. We have continued to develop the capabilities and features of the original products, and today we sell them as the AS4000 and AS4020 products, in systems capable of delivering high-capacity broadband data with carrier-quality voice connections to operators globally.

In October 2002, we strengthened our position in the BWA equipment market with the acquisition of the WipLL (Wireless Internet Protocol in the Local Loop) business from Marconi (“Marconi WipLL”) pursuant to a stock purchase agreement, and renamed the business Airspan Networks (Israel) Limited (“Airspan Israel”). The products and services produced by Airspan Israel enable operators in licensed and unlicensed wireless bands to offer high-speed, low cost, wireless broadband connections for data and voice over IP. We acquired all of the issued and outstanding capital stock and debt of Marconi WipLL in exchange for $3 million of cash.

In October 2003, we began marketing our AS4030 and AS3030 product range of Airspan branded high-end point-to-multipoint and point-to-point products suitable for operators wishing to deliver service offerings to medium and large businesses and multi-tenant dwellings that require considerable bandwidth for their end users. These products, based on 802.16 Orthogonal Frequency Division Multiplexing (“OFDM”) technology, can also be used for a wide range of backhaul applications, for example connecting remote base stations to a central office.

In December, 2003, we acquired the fixed wireless access business of Nortel Networks known as “Proximity” in accordance with the terms and conditions of a contemporaneously executed and delivered Purchase and Sale Agreement. The Proximity products enable operators to provide carrier class circuit switched voice and data services, based on a Time Division Multiple Access (“TDMA”) technology. We acquired inventory relating to the Proximity business as well as existing assets associated with the manufacture, development and support of the Proximity product line. We also assumed the product supply obligations associated with customer contracts and certain other liabilities and obligations along with the workforce of 26 persons directly employed in the Proximity business. The final purchase price was $13.1 million.

On March 9, 2005 we announced the introduction of a new product line known as “AS.MAX”. AS.MAX is a full portfolio of WiMAX systems, Base Stations and Customer Premise Equipment (“CPEs”), based on the 802.16 standard. The AS.MAX product range is designed to serve both:

•	our traditional fixed point-to-multipoint BWA market; and
•	new markets, such as the BWA market for nomadic and portable applications.

On June 16, 2005, we consummated the acquisition of Arelnet Ltd. “Arelnet” an Israeli company providing Voice over IP (“VoIP”) network infrastructure equipment and solutions, including soft switches and gateways supporting major VoIP standards. The purchase price of $8.7 million, comprised of $4.0 million of cash and 1,001,325 shares of our common stock pursuant to the terms of a Purchase Agreement between the Company and Arelnet, dated March 29, 2005.

 Our corporate headquarters are located in Boca Raton, Florida. Our primary operations, manufacturing and product development centers are located in Uxbridge, U.K., and Airport City, Israel. Our telephone number in Boca Raton is (561) 893-8670. Further contact details and the location of all Airspan's worldwide offices may be found at www.airspan.com.

SELLING SHAREHOLDER

The following table provides the name of the Selling Shareholder and the number of shares of common stock beneficially owned by the Selling Shareholder as of July 5, 2005 on an as-converted to common stock basis.

Beneficial ownership is determined in accordance with the rules of the SEC. Percentage of beneficial ownership as of July 5, is based upon 46,535,204 shares of common stock outstanding on an as-converted to common stock basis.

The Shares are issuable on conversion of shares of our Series A Preferred Stock that the Selling Shareholder purchased in a private placement on September 13, 2004. For more information related to this transaction, see our Current Reports on Form 8-K filed with the Securities and Exchange Commission of September 13, 2004, on September 15, 2004 and on September 27, 2004. The following description is a summary only, and you should read these 8-Ks and the documents attached as exhibits for more complete information.

In connection with this issuance, we agreed to register the Shares with the Securities and Exchange Commission. The Selling Shareholder has agreed not to sell these Shares until March 13, 2006. Beginning on that date, 1,825,000 Shares will be released from this contractual lock-up on each of March 13, 2006, June 13, 2006, September 13, 2006 and December 31, 2006, such that all of the Shares will be released from this contractual lock-up on December 31, 2006. However, all Shares will be released from the lock-up earlier if:

•	a change of control or liquidation of Airspan occurs;
•
the Selling Shareholder sends us notice that it has reasonably concluded that we breached the representations and warranties we made to the Selling Shareholder, if the breach results in a 20% or greater decline in the value of the Selling Shareholder’s investment in us; or

•	our stock trades above $12 for any 30-day period that begins after September 30, 2006.

The holders of Series A Preferred Stock are entitled to other rights, such as a liquidation preference over our common stock in the event of a change of control or liquidation of Airspan and the right to approve corporate actions such as amendments to our Articles of Incorporation that adversely affect the Series A Preferred Stock, the creation of securities with rights that are senior to or parri passu with the rights of the Series A Preferred Stock, incurring debt in excess of $10,000,000, payments of dividends or the issuance of more than 2,000,000 shares of our common stock if the price of such issuances is below $4.00.

Since the Selling Shareholder may sell all, some or none of their respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the Selling Shareholder will offer pursuant to this prospectus or that the Selling Shareholder will own upon completion of an offering to which this prospectus relates.

	Shares Beneficially Owned Prior to this Offering
Stockholder	Number	Percent

Oak Investment Partners XI, Limited Partnership (1) c/o Oak Management Corporation One Gorham Island Westport, CT 06880	7,336,614	15.77%

(1) Consists of (i) 7,300,000 shares of common stock issuable on the conversion of the Company’s Series A Preferred Stock owned by Oak Investment Partners XI, Limited Partnership, (ii) 35,918 shares of common stock owned by Oak Investment Partners VIII, Limited Partnership and (iii) 696 shares owned by Oak VIII Affiliates Fund, Limited Partnership. The names of the parties who share power to vote and share power to dispose of the shares held by Oak Investment Partners XI, Limited Partnership are Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod, all of whom are managing members of Oak Associates XI, LLC, the General Partner of Oak Investment Partners XI, Limited Partnership. Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod disclaim beneficial ownership of the securities held by such partnership in which Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod do not have a pecuniary interest.

The names of the parties who share the power to vote and share power to dispose of the shares held by Oak Investment Partners VIII, Limited Partnership and Oak VIII Affiliates Fund, Limited Partnership are Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher, all of whom are managing members of both Oak Associates VIII, LLC, the General Partner of Oak Investment Partners VIII, Limited Partnership, and Oak VIII Affiliates, LLC, the General Partner of Oak VIII Affiliates Fund, Limited Partnership. Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher disclaim beneficial ownership of the securities held by such partnership in which Fredric W. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher do not have a pecuniary interest.

USE OF PROCEEDS

The Shares are being sold by the Selling Shareholder acting as principal for its own account. We will not be entitled to any of the proceeds from such sales.

PLAN OF DISTRIBUTION

The Shares may be offered and sold from time to time by the Selling Shareholder. The Selling Shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholder may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•
transactions on the Nasdaq National Market or any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our Common Stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;
•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	in connection with short sales of the shares;
•	by pledge to secure debt and other obligations;
•	through the writing of options, whether the options are listed on an options exchange or otherwise;
•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
•	through a combination of any of the above transactions.

The Selling Shareholder and its donees may sell the Shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into an agreement for the benefit of the Selling Shareholder to register the Shares under applicable federal and state securities laws. This agreement provides for cross- indemnification of the Selling Shareholder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Shares, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the Selling Shareholder incident to the offering and sale of the Shares.

We have advised the Selling Shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Shares in the market and to the activities of the Selling Shareholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares pursuant to the prospectus. The Selling Shareholder may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The Selling Shareholder may transfer Shares owned by it by gift, and upon any such transfer the donee would have the same right of sale as the Selling Shareholder.

At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

RISK FACTORS

If we continue to incur substantial losses and negative operating cash flows, we may not succeed in achieving or maintaining profitability in the future.

We have incurred net losses since we became an independent company, and as of December 31, 2004 we had an accumulated deficit of $188 million. We anticipate that we will continue to experience negative cash flows over the next 12 months. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing organizations. We expect to continue to devote resources to these areas and, as a result, we will need to continue increasing our quarterly revenues to achieve and maintain profitability. We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

The reduction in expenditures by communications service providers has had, and could continue to have a negative impact on our results of operations.

We believe telecommunications carriers and service providers continue to spend less annually on capital investments and network expansions than they did at the end of the prior decade. Many new and small service providers and wireless companies have failed, and existing service providers have been reducing or delaying expenditures on new equipment and applications. We believe it is possible that this reduced level of spending could continue for the foreseeable future. A further global long-term decline in capital expenditures may reduce our sales, increase the need for inventory write-offs and could result in downward pressure on the price of our products, all of which would have a material adverse effect on our results of operations and stock price.

Since a significant percentage of our expenses are fixed and do not vary with revenues, our quarterly operating results are volatile and difficult to predict, and our stock price could decline.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Since our customers are not typically required to purchase a specific number of our products in any given quarter, we may not be able to accurately forecast our quarterly revenues. Revenues are further affected if major deployments of our products do not occur in any particular quarter as we anticipate and/or our customers delay shipments or payments due to their inability to obtain licenses or for other reasons. As a result, our quarterly operating results have fluctuated in the past and will likely vary in the future. This could cause the market price of our common stock to decline. Other factors that may affect our quarterly operating results and our stock price include the loss of a major customer, our ability to react quickly to new competing technologies, products and services which may cause us to lose our customers, or if our suppliers and manufacturers are not able to fulfill our orders as a result of a shortage of key components that leads to a delay in shipping our products. We incur expenses in significant part based on our expectations of future revenue, and we expect our operating expense, in particular salaries and lease payments, to be relatively fixed in the short run. Accordingly, any unanticipated decline in revenue for a particular quarter could have an immediate negative effect on results for that quarter, possibly resulting in a change in financial estimates or investment recommendations by securities analysts, which could result in a fall in our stock price. You should not rely on the results of any one quarter as an indication of future performance.

Competition from alternative communications systems, as well as larger, better-capitalized or emerging competitors for our products, could result in price reductions, reduced gross margins and loss of or inhibit growth of market share.

We compete in a relatively new, rapidly evolving and highly competitive and fragmented market. We compete with companies that are producing fixed wireless communications systems, wired DSL, cable networks and occasionally fiber optic cable and satellite technologies and other new entrants to this industry, as well as traditional communications companies.

Competitors vary in size and scope, in terms of products and services offered. With respect to the fixed broadband wireless solutions we offer to serve in licensed and unlicensed frequencies, we believe we compete directly with Siemens Motorola, Alvarion, Proxim, SR Telecom, with a number of smaller privately-held companies and with the divisions of a number of institutional telecommunication equipment companies. We also believe we compete indirectly with a number of large telecommunication equipment suppliers such as Alcatel and Harris.

We believe we encounter, and may increasingly encounter, competition from competing wireless technologies such as cellular technology. Cellular networks are now capable of delivering both voice and limited broadband data connectivity to fixed, mobile, nomadic and portable applications. These technologies such as 1XRTT, a single carrier (1x) technology has the capability of transmitting data at ISDN like speeds, up to 144 Kbps. It is our further understanding that one technology provides for multiple voice channels and medium rate data services at maximum transmission rates of 200 Kbps on the uplink and 2.4 Mbps on the down link. In addition, our technology competes with other high-speed solutions, such as wired DSL, cable networks, and occasionally fiber optic cable and satellite technologies. The performance and coverage area of our wireless systems are dependent on certain factors that are outside of our control, including features of the environment in which the systems are deployed, such as the amount of clutter (natural terrain features and man-made obstructions) and the radio frequency available. Any inability to overcome these obstacles may make our technology less competitive in comparison with other technologies and make other technologies less expensive or more suitable. Our business may also compete in the future with products and services based on other wireless technologies and other technologies that have yet to be developed.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors have made or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with systems that may be less expensive, provide higher performance or contain additional features.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower-cost alternatives to our systems. This or other factors may result in changes in the market valuations of our competitors, which have been volatile recently, and could cause our stock price to fall. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive.

If our stock price falls below $1.00 per share, our common stock may be de-listed from the Nasdaq National Market.

The National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the Nasdaq National Market. These standards require, among other things, that the minimum bid price for a listed security be at least $1.00 per share. Under Nasdaq’s listing maintenance standards, if the closing bid price of our common stock remains below $1.00 per share for 30 consecutive trading days, Nasdaq will issue a deficiency notice to us. If the closing bid price subsequently does not reach $1.00 per share or higher for a minimum of ten consecutive trading days during the 180 calendar days following the issuance of the deficiency notice from Nasdaq, Nasdaq may de-list our common stock from trading on the Nasdaq National Market.

If our common stock is to be de-listed from the Nasdaq National Market, we may apply to have our common stock listed on the Nasdaq SmallCap Market. In the event that such application is accepted, of which there can be no assurance, we anticipate the change in listings may result in a reduction in some or all of the following, each of which could have a material adverse effect on our investors:

•	the liquidity of our common stock;

•	the market price of our common stock;

•	the number of institutional investors that will consider investing in our common stock;

•	the number of investors in general that will consider investing in our common stock;

•	the number of market makers in our common stock;

•	the availability of information concerning the trading prices and volume of our common stock;

•	the number of broker-dealers willing to execute trades in shares of our common stock; and

•	our ability to obtain financing for the continuation of our operations.

Should our application to the Nasdaq SmallCap Market be rejected or if we fail to continue to satisfy the Nasdaq SmallCap Market’s continued listing requirements, our common stock could be delisted entirely or relegated to trading on the over-the-counter-market.

Our customer contracts vary widely in terms and duration, with a many of our customers executing only short-term purchase orders, and allow our customers to terminate without significant penalties.

Our contracts and purchase orders are separately negotiated with each of our customers and the terms vary widely. A majority of our customers may only execute short-term purchase orders for a single or a few systems at one time instead of long-term contracts for large-scale deployment of our systems. These contracts and purchase orders do not ensure that they will purchase any additional products beyond that specifically listed in the order.

Moreover, since we believe that these purchase orders may represent the early portion of longer-term customer programs, we expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we hope, we may be unable to recover the costs we incur and our business could suffer.

In addition, our general framework contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties. Our contracts also may specify the achievement of shipment, delivery and installation commitments. If we fail to meet these commitments or negotiate extensions in a timely manner, our customers may choose to terminate their contracts with us or impose monetary penalties.

Changes in telecommunications regulation or delays in receiving licenses could adversely affect many of our customers and may lead to lower sales.

Many of our customers are subject to extensive regulation as communications service providers. Changes in legislation or regulation that adversely affect those existing and potential customers could lead them to delay, reduce or cancel expenditures on communications access systems, which actions would harm our business. In the past, we have suffered the postponement of anticipated customer orders because of regulatory issues. The resolution of those issues can be lengthy and the outcome can be unpredictable. We have also received orders in the past from customers that were contingent upon their receipt of licenses from regulators, the timing of which were uncertain. The receipt of licenses by our customers may occur a year or more after they initially seek those licenses, or even after they place orders with us.

At present there are few laws or regulations that specifically address our business of providing communications access equipment. However, future regulation may include access or settlement charges or tariffs that could impose economic burdens on our customers and us. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations will have on our business.

Our sales cycle is typically long and unpredictable, making it difficult to accurately predict inventory requirements, forecast revenues and control expenses.

Typically our sales cycle can range from one month to two years and varies by customer. The length of the sales cycle with a particular customer may be influenced by a number of factors, including:

•	the particular communications market that the customer serves;

•	the testing requirements imposed by the customer on our systems;

•	the customer’s experience with sophisticated communications equipment including fixed wireless technology; and

•	the cost of purchasing our systems, including the cost of converting to our products from previously-installed equipment, which may be significant.

Before we receive orders, our customers typically test and evaluate our products for a period that can range from a month to more than a year. In addition, the emerging and evolving nature of the communication access market may cause prospective customers to delay their purchase decisions as they evaluate new and/or competing technologies or, wait for new products or technologies to come to market. As the average order size for our products increases, our customers’ processes for approving purchases may become more complex, leading to a longer sales cycle. We expect that our sales cycle will continue to be long and unpredictable. Accordingly, it is difficult for us to anticipate the quarter in which particular sales may occur, to determine product shipment schedules and to provide our manufacturers and suppliers with accurate lead-time to ensure that they have sufficient inventory on hand to meet our orders. In addition, our sales cycle impairs our ability to forecast revenues and control expenses.

Our sales in Asia, Latin America and Africa may be difficult and costly as a result of the political, economic and regulatory risks in those regions.

Sales to customers based outside the U.S. have historically accounted for a substantial majority of our revenues. In 2004, our international sales (sales to customers located outside the U.S. which includes a small percentage of U.S. customers where the final destination of the equipment is outside of the U.S.) accounted for 97% of our total revenue, with sales to customers in Latin America, particularly Mexico, accounting for 74% of total revenue, and sales to customers in Europe, Asia and Africa accounting for 12%, 9% and 2%, respectively, of total revenue. As a result of our acquisition of the Proximity business the sales to customers in Latin America materially increased in fiscal 2004 over fiscal 2003 primarily as a result of sales to Axtel. Sales in Asia, Latin America and Africa in particular expose us to risks associated with international operations including:

•
longer payment cycles and customers seeking extended payment terms, particularly since our customers in Asia and Latin America have difficulty borrowing money or receiving lines of credit, especially if there is political and economic turmoil in their countries;

•
tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries may have made or may make our systems expensive and uncompetitive for local operators;

•	import or export licensing or product-certification requirements;

•	unexpected changes in regulatory requirements and delays in receiving licenses to operate;

•	political and economic instability, including the impact of economic recessions;

•	our reluctance to staff and manage foreign operations as a result of political unrest even though we have business opportunities in a country; and

•	limited ability to enforce agreements in regions where the judicial systems may be less developed.

Our operations in Israel may be disrupted by political and military tensions in Israel and the Middle East.

We conduct various activities related to the WipLL product in Israel, including: research and development; design; raw material procurement; and manufacturing through a manufacturing subcontractor based in Israel. Our operations could be negatively affected by the political and military tensions in Israel and the Middle East. Israel has been involved in a number of armed conflicts with its neighbors since 1948 and a state of hostility, varying in degree and intensity, has led to security and economic problems in Israel. Since September 2000, a continuous armed conflict with the Palestinian Authority has been taking place. While these conflicts have had no material adverse effect on our operations in the past, conditions in Israel could, in the future, disrupt our development, manufacture or distribution of WipLL products.

We may not be able to expand our sales and distribution capabilities, including establishing relationships with distributors and major system integrators and telecommunications equipment OEMs, which would harm our ability to generate revenue.

We believe that our future success, particularly with respect to WiMAX, will depend upon our ability to expand our direct and indirect sales operations, including establishing relationships with distributors and major system integrators and telecommunications equipment OEMs. While we have been at times successful in signing country-specific OEM agreements with major suppliers such as Siemens and L.M. Ericsson, we cannot be certain that we will be successful in maintaining or expanding these agreements.

We are dependent on our lines of fixed wireless communications systems and our future revenue depends on their commercial success and our ability to adapt to evolving industry standards and new technologies.

The market for communications systems has been characterized by rapid technological developments and evolving industry standards. Our ability to increase revenue in the future depends on the commercial success of our lines of fixed wireless communications systems and our ability to adapt to and to successfully introduce new standards and technologies, to meet customer preferences in a timely and cost-effective manner. To date we have been marketing AS4000, AS4020, WipLL and Proximity products. all of which are based on proprietary technologies we own. Along with software tools, network management systems and planning and configuration tools, these are the only products we have shipped to customers, and we expect that revenue from these products will account for a significant proportion of our revenue for the next 12 to 24 months. However, with the expected introduction of our new WiMAX CertifiedTM AS.MAX product line in 2005, we expect to begin generating a portion of our revenues from the new products commencing in the second half of fiscal 2005. In the course of enhancing our existing products and developing the AS.MAX product line, we have made assumptions about potential demand for both new and existing products. If our assumptions are incorrect or new industry standards emerge, both our existing products and the AS.MAX product range may not sell as expected. For instance, if the IEEE 802.16 does become the principal standard for the BWA industry, our existing products, other than our ASMAX products, could be rendered obsolete in the near future. We cannot assure you that we will be successful in developing and introducing the new AS.MAX product range or enhancements to existing products or new products to meet evolving standards in the future.

Our dependence on key suppliers and contract manufacturers may result in product delivery delays if they do not have components in stock or terminate their non-exclusive arrangements with us.

Some of the key components of our products are purchased from single vendors, including printed circuit board assemblies application specific integrated circuits and radio frequency filters, for which alternative sources are generally not readily available in the short to medium term. If our vendors fail to supply us with components because they do not have them in stock when we need them, if the supply of the components in the market is limited, or if our vendors reduce or eliminate their manufacturing capacity for these components or enter into exclusive relationships with other parties which prevent them from selling to us, we could experience significant delays in shipping our products while we seek other supply sources, which may result in our customers claiming damages for delays. At times we have been forced to purchase these components from distributors instead of from the manufacturers, which has significantly increased our costs. During the third quarter of 2004, as a result of a temporary shortage of components, we experienced temporary difficulty manufacturing enough Proximity products to meet existing orders in a timely manner. We do not have long-term contracts with all of our suppliers. Instead, we execute purchase orders approximately three to six months in advance of when we believe we may need the components. These purchase orders are non-exclusive, and we are generally not required to purchase any minimum volume of components from any of these suppliers. In those instances in which we do not have a long-term contract with a supplier, the supplier may terminate our relationship upon six months’ prior notice.

In addition, we generally outsource our manufacturing processes to subcontractors, primarily Solectron Corporation for our AS4000, AS4020 and Proximity products and Racamtech Limited for our WipLL products, who rely on our forecasts of future orders to make purchasing and manufacturing decisions. We provide them with forecasts on a regular basis. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase our costs or a shortage of components that would delay shipments of our systems. Our contracts with our major manufacturing subcontractors are non-exclusive and most contracts may be terminated with six months notice by either party without significant penalty. Other than agreeing to purchase the materials we request in the forecasts, we do not have any agreements with them to purchase any minimum volume.

We currently depend on a few key customers for substantially all of our sales. A loss of one or more of those customers could cause a significant decrease in our net revenue.

We currently derive, and expect to continue to derive, a substantial percentage of our net sales from fewer than ten customers. In fiscal 2004, 82% of our revenue was derived from our top ten customers. In fiscal 2004, Axtel accounted for approximately 70% of our annual revenue and was the only customer that individually accounted for more than 10% of our annual revenue. It is possible that in fiscal 2005 one customer, Axtel, may account for greater than 50% of our projected annual revenue. We believe that there are certain economies of scale inherent in our industry. Accordingly, the loss of Axtel as a customer or the loss of any large percentage of our supply contracts could negatively impact our gross profit margins, our profitability and efforts to preserve cash resources.

Axtel has the right to terminate the Axtel supply agreement if we fail to comply with the terms and conditions of the agreement and such breach is not cured. For instance, if we fail to meet delivery schedules or if we fail to deliver products and services that meet the contract specifications, Axtel may claim we breached the agreement. Even if such failures are solely attributable to the acts or failures to act of third parties, Axtel may have the right to terminate the agreement. Additionally, Axtel itself has a limited operating history having only commenced operations in 1999, and is subject to its own competitive pressures and operating constraints in the Mexican economy. If Axtel should fail for any reason, or fail to have access to debt and equity markets for liquidity, it may not be able to honor its purchase commitments under our supply agreement.

The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. In general, our contracts with our customers involve major deployments that require several months to fulfill, so our results may depend on the same major customers for consecutive quarters. Once a contract is fulfilled, we cannot assure you that the customer will continue to purchase upgrades or services from us, or possibly new products. It is necessary therefore for us to continually seek new customers in order to increase our revenue. To the extent that any major customer terminates its relationship with us, our revenues could decline significantly.

If we lose Eric Stonestrom or any of our other executive officers, we may encounter difficulty replacing their expertise, which could impair our ability to implement our business plan successfully.

We believe that our ability to implement our business strategy and our future success depends on the continued employment of our senior management team, in particular our president and chief executive officer, Eric Stonestrom. Our senior management team, who have extensive experience in our industry and are vital to maintaining some of our major customer relationships, may be difficult to replace. The loss of the technical knowledge and management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively, could result in delays in new products being developed, lost customers and diversion of resources while we seek replacements.

If we are not able to implement a program to reduce costs over time, introduce new products or increase sales volume to respond to declines in the average selling prices of our products, our gross margin may decline.

We expect the average selling prices of our products to decline due to a number of factors, including competitive pricing pressures, rapid technological change, industry standardization and volume sales discounts. Accordingly, to maintain or increase our gross margin, we must develop and introduce new products or product enhancements with higher gross margins and implement cost reductions. If our average selling prices continue to decline and we are not able to maintain or increase our gross margin, our results of operations could be harmed.

If we are not able to implement a program to conform our products to industry standards or to successfully market and sell our standards-based products, our revenues may decline

We have developed and continue to develop certain of our products in accordance with existing, emerging and anticipated wireless-industry standards. In particular, we develop products and product features that are designed to conform to IEEE 802.16-2004 and IEEE 802.16e standards. If our products fail to comply with these standards, we may not be able to sell them. Industry standards are subject to change from time to time by their regulatory bodies. If, as a result of any changes, the products we have developed fail to meet industry standards, as revised, we may not be able to sell such products.

Our future success depends in part on the successful adoption by our customers of products that meet these industry standards. If the wireless broadband market does not adopt these standards or if our customers are unable to successfully deploy products based on these standards, we will not be successful selling these products.

In developing products that conform to defined wireless-industry standards, we recognize that, by diminishing product differentiation, standardization may lower the barriers to entry by other manufacturers in the markets in which we seek to sell our products. If companies with greater resources than us choose to manufacture any standards-based products to compete with us, this may cause competition to be based on criteria such as the relative size, resources, marketing skills and financial incentives provided by our competitors, where we may be weaker than if competition is based on product differentiation alone.

We may not have adequate protection for our intellectual property, which may make it easier for others to misappropriate our technology and enable our competitors to sell competing products at lower prices and harm our business.

Our success depends in part on proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our technology, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. The laws of some foreign countries, particularly in Asia, do not protect our proprietary rights to the same extent as the laws of the U.S. and the U.K., and we may encounter substantial infringement problems in those countries. In addition, we do not file for patent protection in every country where we conduct business. In instances where we have licensed intellectual property from third parties, we may have limited rights to institute actions against third parties for infringement of the licensed intellectual property or to defend any suit that challenges the validity of the licensed intellectual property. If we fail to adequately protect our intellectual property rights, or fail to do so under applicable law, it would be easier for our competitors to copy our products and sell competing products at lower prices, which would harm our business.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits that could be costly to defend and prohibit us from selling our products.

Third parties could assert exclusive patent, copyright, trademark and other intellectual property infringement claims against the technologies that are important to us. If any inquiry from a third party relating to patents or trademarks leads to a proceeding against us and we are unable to defend ourselves successfully, our ability to sell our products may be adversely affected and our business would be harmed. In addition, third parties may assert claims, or initiate litigation against us, or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. There is a substantial risk of litigation regarding intellectual property rights in our industry. Any claims against us, or customers that we indemnify against intellectual property claims, with or without merit, may:

•	be time-consuming, costly to defend and harm our reputation;

•	divert management’s attention and resources;

•	cause delays in the delivery of our products;

•	require the payment of monetary damages;

•	result in an injunction, which would prohibit us from using these technologies and require us to stop shipping our systems until they could be redesigned, if possible; and

•	require us to enter into license or royalty agreements, which may not be available on acceptable terms or require payment of substantial sums.

Since we incur most of our expenses and a portion of our cost of goods sold in foreign currencies, fluctuations in the values of foreign currencies could have a negative impact on our profitability.

Although 96% of our sales in 2004 and a majority of our cost of goods sold were denominated in U.S. dollars, we incur most of our operating expenses in British pounds and, to a lesser extent, Israeli shekels for the WipLL business. We expect these percentages to fluctuate over time. Fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations and our business and our currency hedging activities may not limit these risks. The value of foreign currencies may also make our products more expensive than local products.

A material defect in our products that either delays the commencement of services or affects customer networks could seriously harm our credibility and our business, and we may not have sufficient insurance to cover any potential liability.

Fixed wireless devices are highly complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have detected and are likely to continue to detect errors and product defects in connection with new product releases and product upgrades. In the past, some of our products have contained defects that delayed the commencement of service by our customers.

If our hardware or software contains undetected errors, we could experience:

•	delayed or lost revenues and reduced market share due to adverse customer reactions;

•	higher costs and expenses due to the need to provide additional products and services to a customer at a reduced charge or at no charge;

•	claims for substantial damages against us, regardless of our responsibility for any failure, which may lead to increased insurance costs;

•	negative publicity regarding us and our products, which could adversely affect our ability to attract new customers; and

•	diversion of management and development time and resources.

Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or our insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our business.

Our failure to manage future acquisitions and joint ventures effectively may divert management attention from our core business and cause us to incur additional debt, liabilities, or costs.

Our strategy of expanding our business through, among other things, acquisitions of other businesses and technologies and joint ventures presents special risks. We expect to continue to expand our business in certain areas through the acquisition of businesses, technologies, products, and/or services from other businesses that may complement our product and service offerings. We also may consider joint ventures and other collaborative projects. However, we may not be able to:

•	identify appropriate acquisition or joint venture candidates;

•	successfully negotiate, finance, or integrate any businesses, products, or technologies that we acquire; and/or

•	successfully manage any joint venture or collaboration.

Furthermore, the integration of any acquisition or joint venture may divert management attention in connection with both negotiating the acquisitions and integrating the acquired assets. In addition, any acquisition may strain managerial and operational resources as management tries to oversee larger operations. We also face exposure to unforeseen liabilities of acquired companies and run the increased risk of costly and time-consuming litigation, including stockholder lawsuits. Moreover, in connection with any acquisition or joint venture, we may issue securities that are superior to the right of holders of our common stock, or which may have a dilutive effect on the common stockholders and/or we may incur additional debt. If we fail to manage these acquisitions or joint ventures effectively, we may incur debts or other liabilities or costs that could harm our operating results or conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus or in any prospectus supplement or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, may be deemed to be forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus, particularly the factors referenced under the heading "Risk Factors." You should read these factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus, in any prospectus supplement and in the documents we incorporate by reference in this prospectus. We do not assume any obligation to update any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet on our website at www.airspan.com. This information can also be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. You may obtain information about the public reference facilities by calling the SEC at (800) SEC-0330. In addition, the SEC maintains a web site www.sec.gov that contains the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company.

Our Shares are traded on Nasdaq under the symbol “AIRN,” and you may inspect copies of any documents we file with the SEC at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, DC 20006.

The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005;

(2)	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the SEC on April 27, 2005;

(3)	Our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005 and July 2, 2005, as filed with the SEC on May 13, 2005 and August 12, 2005;

(4)	Our Current Reports on Form 8-K, as filed with the SEC on March 29, 2005, April 27, 2005, June 9, 2005, June 17, 2005, July 1, 2005 and July 6, 2005;

(5)	All of our filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(6)	A description of our Common Stock contained in our registration statement on Form S-1 filed with the SEC on July 18, 2000.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the SEC and shall not be deemed “filed” with the Securities and Exchange Commission and will not be incorporated by reference into this prospectus. However, all other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Common Stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

You may request a copy of this prospectus and any document incorporated by reference herein at no cost, by writing, calling or e-mailing us at the following address:

Airspan Networks, Inc.
777 Yamato Road, Suite 105
Boca Raton, FL 33431
Attention: Airspan Shareholder Services
Telephone: (561) 893-8670
Email: paronstam@airspan.com

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information

LEGAL MATTERS

Legal matters with respect to the Common Stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of Airspan Networks, Inc. appearing Airspan Networks, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2004 and Airspan Networks, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management's assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities, other than underwriting discounts and agency fees or commissions, are set forth in the following table. All amounts except the SEC registration fee are estimated. None of these expenses will be borne by the Selling Stockholder.

SEC registration fee	$4540.93
Nasdaq National Market listing fees	$0
Accounting fees and expenses	$18,000
Printing expenses	$1,000
Legal fees and expenses	$25,000
Miscellaneous	$0
Total	$48,540.93

Item 15. Indemnification of Directors and Officers.

Section 23B.08.510 of the Washington Business Corporation Act authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company’s Amended and Restated Articles of Incorporation require indemnification of the Company’s officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors’ and officers’ liability insurance.

The Company’s Amended and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company and advance expenses to each of our currently acting and former directors, subject to certain exceptions in the By-laws. In addition, the Company’s Amended and Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

The Company’s Amended and Restated Articles of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Washington Business Corporation Act is amended to expand the indemnification permitted to directors or officers the Company must indemnify those persons to the full extent permitted by such law as so amended.

Directors and officers of the Company are insured, at the expense of the Company, against certain liabilities which might arise out of their employment and which might not be indemnified or indemnifiable under the By-Laws. The primary coverage is provided by a Directors and Officers Liability Insurance Policy in customary form. No deductibles or retentions apply to individual directors or officers.

Item 16. Exhibits.

Exhibit No.	Description

4.1	Amended and Restated Articles of Incorporation of the Registrant (1)
4.2	Articles of Amendment to the Articles of Incorporation (2)
4.3	Amended and Restated By-Laws of the Registrant (3)
4.4	Form of Registrant’s Common Stock Certificate (4)
4.5	Preferred Stock Purchase Agreement, dated as of September 10, 2004 among Airspan Networks, Inc. and Oak Investment Partners XI, Limited Partnership (5)
4.6	Amendment to Preferred Stock Purchase Agreement (6)
5.1	Opinion of Hunton & Williams LLP*
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Hunton & Williams LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (Included on the Signature Page hereto)

*filed herewith

(1)	Incorporated by reference to Airspan’s Form 10-Q for the three months ended April 4, 2004
(2)	Incorporated by reference to the Company’s report on Form 8-K filed on September 15, 2004.
(3)	Incorporated by reference to Airspan’s Form 10-K for year ended December 31, 2003.
(4)	Incorporated by reference to Airspan’s Registration Statement on Form S-1 (333-34514) filed July 18, 2000.
(5)	Incorporated by reference to the Company’s report on Form 8-K filed on September 13, 2004.
(6)	Incorporated by reference to the Company’s report on Form 8-K filed on September 27, 2004.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 12th day of August, 2005.

AIRSPAN NETWORKS, INC.

By:	/s/Eric D. Stonestrom
Name: Eric D. Stonestrom
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Eric D. Stonestrom and Matthew J. Desch, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Eric D. Stonestrom	President and Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2005
Eric D. Stonestrom

/s/ Peter Aronstam	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 12, 2005
Peter Aronstam

/s/ Matthew J. Desch	Chairman of the Board and Director	August 12, 2005
Matthew J. Desch

/s/ H. Berry Cash	Director	August 12, 2005
H. Berry Cash

/s/ Guillermo Heredia	Director	August 12, 2005
Guillermo Heredia

./s/ Thomas S. Huseby	Director	August 12, 2005
Thomas S. Huseby

/s/ David Twyver	Director	August 12, 2005
David Twyver

/s/ Michael T. Flynn	Director	August 12, 2005
Michael T. Flynn

/s/ Randall E. Curran	Director	August 12, 2005
Randall E. Curran

INDEX TO EXHIBITS

Exhibit No.	Description

4.1	Amended and Restated Articles of Incorporation of the Registrant (1)
4.2	Articles of Amendment to the Articles of Incorporation (2)
4.3	Amended and Restated By-Laws of the Registrant (3)
4.4	Form of Registrant’s Common Stock Certificate (4)
4.5	Preferred Stock Purchase Agreement, dated as of September 10, 2004 among Airspan Networks, Inc. and Oak Investment Partners XI, Limited Partnership (5)
4.6	Amendment to Preferred Stock Purchase Agreement (6)
5.1	Opinion of Hunton & Williams LLP*
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Hunton & Williams LLP(included in Exhibit 5.1)*
24.1	Power of Attorney (Included on the Signature Page hereto)

*filed herewith

(1)	Incorporated by reference to Airspan’s Form 10-Q for the three months ended April 4, 2004
(2)	Incorporated by reference to the Company’s report on Form 8-K filed on September 15, 2004.
(3)	Incorporated by reference to Airspan’s Form 10-K for year ended December 31, 2003.
(4)	Incorporated by reference to Airspan’s Registration Statement on Form S-1 (333-34514) filed July 18, 2000.
(5)	Incorporated by reference to the Company’s report on Form 8-K filed on September 13, 2004.
(6)	Incorporated by reference to the Company’s report on Form 8-K filed on September 27, 2004.